AMARC RESOURCES LIMITED
(the “Company”)

CODE OF ETHICS

1.	Introduction and Purpose

This Code of Ethics sets out the ethical and behavioural standards expected of the Company's directors, officers, employees and contractors.

The purpose of the Code is to underpin and support the Company's vision and values that govern our individual and collective behaviour. The vision and values set out below are an integral part of the Company's Code of Ethics.

2.	The Company’s Corporate Vision

The Company's vision is to become a successful and innovative mining and mineral exploration corporation.

To achieve this vision we include the following values in all our activities:

	•	responsibly explore for and develop mineral resources;

	•	be respectful of the environment;

	•	be an industry leader and participate in industry organizations devoted to improving the industry;

	•	be a strong and honest competitor;

	•	be a responsible corporate citizen and contribute to the community;

	•	deal fairly with our customers, suppliers and joint venture participants;

	•	provide a safe and rewarding work environment; and

	•	deliver value to shareholders.

3.	Integrity and Objectivity

We have an obligation to be straightforward, honest and sincere in our approach to our work and to avoid improper personal benefits as a result of our position.

We have an obligation to ensure that our individual interests do not interfere, or appear to interfere, with the Company's interests. We will be impartial, intellectually and morally honest and minimize actual and perceived conflicts of interest. We will be fair and not allow prejudice or bias to override our objectivity.

We will not have any undisclosed and unapproved business relationships, including with joint venture participants, suppliers, customers or competitors, that might impair, or appear to impair, the independence of any judgement that we may make on behalf of the Company.

We will not pay or accept any bribe, gratuity or other inducements in the course of our business dealings on behalf of the Company.

4.	Fair Dealing, Due Care

We will deal honestly and fairly in all our dealings with the Company's shareholders, joint venture participants, customers, suppliers, professional advisors, competitors and other stakeholders.

We will maintain a high standard of competence, only undertaking work that we can expect to complete with professional competence. We will complete our obligations with due care and in a timely manner. We will carry out our work in accordance with the highest technical and professional standards appropriate to that work.

We will use the utmost skill and care in our recruitment and employment practices, and treat all colleagues with respect and dignity.

5.	Use of Company Assets and Property

We will use our best endeavours to protect the Company's assets and property in our control for the legitimate business purposes of the Company, and will not use that property for any other purpose, including for personal gain.

6.	Use of Company Information

We will use the Company's corporate information gained during our relationship with the Company only in the best interests of the Company and not for personal gain. We will keep the Company's corporate information confidential, at all times. We will trade our shares on the Company in strict compliance with all applicable laws and where required, will properly and timely report such trading.

We will ensure that the Company provides full, fair, accurate, timely and understandable disclosure in all reports and documents publicly disclosed, so that the public is properly informed and not misled by statements or omissions.

7.	Compliance with all Laws, Regulations and Rules

We will at all times act honestly and in good faith, and comply with all applicable laws, including legislation, regulations, local by-laws and Rules (including the TSX Listing Rules) and codes of practice in the countries in which the Company operates or where it has registered issuer status. We will ensure our exploration and development practices not only comply with all applicable laws and regulations but adhere to “best in class” standards.

8.	Professional Behaviour, Compliance with Corporate Policies

We will conduct ourselves, both at work and outside of business hours, in a manner consistent with the good reputation of the Company and refrain from any conduct that might bring discredit to the Company. In particular, all staff will refrain from taking any action that improperly influences, coerces, manipulates, or misleads the firm engaged in the performance of the audit of the financial statements of the Company (and subsidiaries).

We will at all times behave and conduct ourselves in a manner that is consistent with the Company's vision and values set out in this Code, and will comply with all Corporate Policies.

9.	Compliance with Code of Ethics

This Code forms part of every one of the Company's employee's conditions of employment and for all officers and directors as well. Failure to comply with the Code can result in disciplinary action including, where appropriate, dismissal. Compliance with this Code shall be taken into account on a regular basis when assessing individual performance. Failure of contractors to comply with this Code may result in termination of the contractor’s contract for services with the Company.

If any person becomes aware of a breach, or suspected breach, of this Code, they must report it immediately to their manager and company secretary for action. If this is inappropriate or uncomfortable for the individual, the breach, or suspected breach, should be reported to another member of the senior management team and the company secretary for action. No action will be taken against any individual reporting a breach, or suspected breach, by virtue of that report. Subject to any legal restriction, the name of the person disclosing the information pertaining to breach, or suspected breach, of this Code will be kept confidential.

10.	CEO and Senior Financial Officers

The Sarbanes Oxley Act 2002 (USA) encourages all corporations subject to SEC regulations to maintain a code of ethics covering senior financial officers, including the CEO. The ethical and behavioural standards reflected in that Act are the basic tenets of ethical and professional conduct adopted by the Company in this Code for all its staff and contractors, and as such apply equally to the CEO and CFO, and any other senior finance staff.